Exhibit 99.1

30 March 2022

Micro Focus International plc

Board Changes

Following the conclusion of the Annual General Meeting of Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, held on 30 March 2022, the below changes to the composition of the Board and its Committees are effective.

As previously announced on 21 October 2021 and 8 February 2022 respectively, Sander van 't Noordende and Karen Slatford have retired as Non-Executive Directors. In addition, Karen has stepped down as a member of the Audit and Nomination Committees and as Chair of the ESG Committee. Sander also steps down as a member of the Remuneration, Nomination and ESG Committees.

The Board is pleased to announce that Pauline Campbell will take on the role of Chair of the ESG Committee with immediate effect.

Enquiries:
Micro Focus                                                            Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                           Investors@microfocus.com
Matt Ashley, CFO
Ben Donnelly, Head of Investor relations

Brunswick                                                           Tel: +44 (0)20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

LEI: 213800F8E4X648142844

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 30 March 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer